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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                        NY                   10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Coram Healthcare Corporation
   CRH
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   August/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |            | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |2.          | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Transaction | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |Date        | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |(mm/dd/yy)  |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |              |                 |                        |        |9.      |10.   |      |
               |        |        |       |              |                 |                        |        |Number  |Owner-|      |
               |        |        |       |              |                 |                        |        |of      |ship  |      |
               |2.      |        |       |              |                 |                        |        |Deriv-  |of    |      |
               |Conver- |        |       | 5.           |                 |7.                      |        |ative   |Deriv-|11.   |
               |sion    |        |       | Number of    |                 |Title and Amount        |        |Secur-  |ative |Nature|
               |or      |        |       | Derivative   |6.               |of Underlying           |8.      |ities   |Secur-|of    |
               |Exer-   |        |4.     | Securities   |Date             |Securities              |Price   |Bene-   |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A) |Exercisable and  |(Instr. 3 and 4)        |of      |ficially|Direct|direct|
               |Price   |Trans-  |action | or Disposed  |Expiration Date  |------------------------|Deriv-  |Owned   |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)       |(Month/Day/Year) |             |Amount    |ative   |at End  |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,   |-----------------|             |or        |Secur-  |of      |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)     |Date    |Expira- |             |Number    |ity     |Month   |(I)   |ship  |
Security       |Secur-  |Day/    |------ | ------------ |Exer-   |tion    |             |of        |(Instr. |(Instr. |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)  |cisable |Date    |Title        |Shares    |5)      |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B       |        |        |     | |       |      |        |        |             |          |        |        |      |      |
Convertible    |        |        |     | |       |      |        |        |             |          |        |        |      |      |
Subordinated   |        |        |     | |       |      |        |        |             |          |        |        |      |      |
Notes          | $3.00  |        |     | |       |      | Immed. |04/15/08|Common Stock |13,320,844|        |   01   |  01  |  01  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock   |        |        |     | |       |      |        |        |             |          |        |        |      |      |
Warrants       |        |        |     | |       |      |        |        |             |          |        |        |      |      |
(right to buy) | $.001  |        |     | |       |      | Immed. |10/13/00|Common Stock |   178,427|        |   01   |  01  |  01  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock   |        |        |     | |       |      |        |        |             |          |        |        |      |      |
Warrants (02)  |        |        |     | |       |      |        |        |             |          |        |        |      |      |
(right to buy) | $.001  |08/26/98|J(02)| |  02   |      | Immed. |   02   |Common Stock |   863,588|        |01 & 02 |01&02 |01&02 |
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               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
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               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
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               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
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               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
               |        |        |     | |       |      |        |        |             |          |        |        |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman Sachs Credit Partners, L.P. ("GS Credit Partners"), Goldman Sachs Global Holdings L.L.C. ("GS Global Holdings"), The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman
Sachs", and together with GS Credit Partners, GS Global Holdings and GS Group, the "Reporting Persons"). The principal business address of each of GS Global Holdings, GS Group and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of GS Credit Partners is Conyers, Dill & Pearman, Church Street, Hamilton HM CX, Bermuda.

Explanation of Responses:

01: On April 22, 1997 GS Credit Partners entered into a risk participation agreement (the "Risk Participation Agreement") pursuant to which GS Credit Partners obtained indirect beneficial ownership of a certain amount of Subordinated Rollover Notes (as defined below) of Coram, Inc., a Delaware corporation ("Coram"), and a certain amount of Warrants (as defined below). This indirect beneficial ownership was in addition to positions in the Subordinated Rollover Notes and Warrants held directly by GS Credit Partners. GS Credit Partners and certain other parties (collectively the "Noteholders") entered into the Securities Exchange Agreement dated May 6, 1998 (the "Securities Exchange Agreement") with Coram Healthcare Corporation (the "Company") and Coram. Pursuant to the Securities Exchange Agreement, senior subordinated increasing rate notes of Coram (the "Subordinated Rollover Notes") and warrants issued by the Company to the Noteholders pursuant to the Warrant Agreement dated April 6, 1995 between the Company and Coram Funding, Inc., were exchanged for, among other things, Series A Subordinated Notes of the Company due 2000 and Series B convertible Subordinated Notes of the Company due 2008 ("Convertible Notes"). The transactions under the Securities Exchange Agreement closed on June 30, 1998.

Goldman Sachs, GS Group and GS Global Holdings may be deemed to own beneficially and indirectly in the aggregate 13,320,844 shares of Common Stock by reason of the ownership by GS Credit Partners of (a) $30,970,375.22 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement which are convertible into 10,323,458 shares of Common Stock and (b) $8,992,158.80 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement and held subject to the Risk Participation Agreement ("Risk Participation Notes") which are convertible into 2,997,386 shares of Common Stock. GS Group is the 99% owner of GS Global Holdings. GS Global Holdings is the general partner of GS Credit Partners. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs, GS Group and GS Global Holdings each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

GS Credit Partners may be deemed to own beneficially and directly $30,970,375.22 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement which are convertible into 10,323,458 shares of Common Stock and beneficially and indirectly $8,992,158.80 principal amount of Risk Participation Notes which are convertible into 2,997,386 shares of Common Stock.

Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly warrants to purchase 178,427 shares of Common Stock of the Company and New Warrants (as defined below) to purchase 863,588 shares of Common Stock of the Company. GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

02: On August 26, 1998 Goldman Sachs acquired warrants (the "New Warrants") giving Goldman Sachs the right to acquire 863,588 shares (subject to antidilution and other adjustments) of Common Stock of the Company (the "New Warrant Shares"). The New Warrants were issued pursuant to the warrant agreement dated as of August 26, 1998 to which GS Credit Partners and the Company were party (the "New Warrant Agreement") in connection with the senior loan agreement dated as of August 20, 1998 to which GS Credit Partners and the Company were party (the "Senior Loan Agreement"). GS Credit Partners directed that the New Warrants be issued to Goldman Sachs. The New Warrants are exercisable on or before the earlier to occur of (i) thirty months from the closing date of the Senior Loan Agreement and (ii) such earlier date on which the revolving credit commitments of the Senior Loan Agreement terminate at an exercise price equal to the par value of such New Warrant Share (i.e., $0.001 per share).

Signatures:

THE GOLDMAN SACHS GROUP, L.P


By:       s/ Hans-Linhard Reich
     ----------------------------
     Name:   Hans-Linhard Reich
     Title:  Attorney-in-fact


GOLDMAN, SACHS & CO.


By:       s/ Hans-Linhard Reich
     ----------------------------
     Name:   Hans-Linhard Reich
     Title:  Attorney-in-fact


GOLDMAN SACHS CREDIT PARTNERS, L.P.



By:       s/ Hans-Linhard Reich
     ----------------------------
     Name:   Hans-Linhard Reich
     Title:  Attorney-in-fact



GOLDMAN SACHS GLOBAL HOLDINGS L.L.C


By:       s/ Hans-Linhard Reich
     ----------------------------
     Name:   Hans-Linhard Reich
     Title:  Attorney-in-fact


Date:  September 10, 1998





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.